

Mail Stop 3720

October 30, 2007

<u>Via U.S. Mail</u>

Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

> **Re**:   **New Medium Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **File No. 000-32779**

Dear Mr. Jayanarayan:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director